(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number 000-14338

CUSIP Number 052769106

For Period Ended: January 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Autodesk, Inc.
Full name of registrant

Former name if applicable

111 McInnis Parkway
Address of principal executive office (Street and number)

San Rafael, CA 94903
City, state and zip code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced, the Audit Committee of the Registrant’s Board of Directors began a voluntary review of the Registrant’s stock option grant practices in August 2006. As disclosed in the Registrant’s current report on Form 8-K filed with the SEC on February 27, 2007, the Audit Committee of the Registrant’s Board of Directors has completed its review of the Registrant’s stock option grant practices and related accounting issues.

As a result of the findings of the voluntary review, the Registrant’s Board of Directors has concluded, upon the recommendation of management and the Audit Committee, that the consolidated balance sheets as of January 31, 2006, 2005, 2004, 2003 and 2002, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the four consecutive fiscal years in the period ended January 31, 2006 should no longer be relied upon. As a result, the Registrant expects to restate its previously-issued financial statements for fiscal years 2003 through 2006, inclusive, to correct errors related to accounting for total stock-based compensation expense. The adjustment to the first quarter of fiscal 2007 will be recorded in the second quarter of fiscal 2007 due to its insignificance.

The Registrant currently estimates that the pre-tax, non-cash charges to be restated are in the range of $38 million to $45 million for stock-based compensation expense over the 18 year period of the review. Approximately $23 million to $26 million of the restated amounts will apply to the income statements for fiscal years 2003 through 2006, and the remainder, which is applicable to prior fiscal years, will be recorded as a charge to retained earnings as of January 31, 2002. Such charges would have the effect of decreasing net income and, correspondingly, retained earnings as reported in the Registrant’s historical financial statements.

Ernst & Young LLP has not yet completed its procedures with regard to the Registrant’s restated financial statements. In addition, the Registrant is planning to seek the advice of the Office of Chief Accountant at the Securities and Exchange Commission before filing the Registrant’s restated financial statements.

The Registrant intends to file its restated financial statements, as well as its delinquent quarterly reports on Form 10-Q for the quarters ended July 31, 2006 and October 31, 2006 and its annual report on Form 10-K for fiscal year ended January 31, 2007, as soon as practicable. The Registrant will not be in a position to file its annual report on Form 10-K for the year ended January 31, 2007 until after the completion of the restatement, which will not occur within the prescribed time period for the filing of such Form 10-K (including the extension under Rule 12b-25).

This form contains forward-looking statements that involve risks and uncertainties, including statements regarding the description, amount and timing of pre-tax, non-cash stock-based compensation charges; the effects of the restatement of the Registrant’s past financial statements and the effects of the restatement on past and future results of operations and revenues; and the expected timing of filing of the Registrant’s required periodic reports. Factors that could cause actual results to differ materially include, but are not limited to: the discovery of additional information relevant to the review, any additional conclusions of the Audit Committee (and the timing of such conclusions) concerning matters relating to the Registrant’s stock option grants and the impact of the review on the amount and timing of previously awarded stock-based compensation and other additional expenses to be recorded, the timing of review and conclusions of the Registrant’s independent registered public accounting firm regarding the Registrant’s stock option grants and related accounting, accounting adjustments to the Registrant’s financial statements for certain periods, the application of accounting or tax principles in an unanticipated manner, an unanticipated delay in the preparation and filing of the Registrant’s required reports with the SEC or an inability to meet the requirements of the NASDAQ Global Select Market for continued listing of its shares. The stock option grant practices under review and related matters have led and could also lead to potential claims and proceedings relating to such matters, including shareholder or employee litigation and action by the SEC and/or other regulatory agencies, and negative tax or other implications for the Registrant resulting from any accounting adjustments or other factors.

Further information on potential factors that could affect the financial results of the Registrant are included in the risk factor sections of the Registrant’s reports on Form 10-K for the year ended January 31, 2006 and Form 10-Q for the quarter ended April 30, 2006 which are on file with the Securities and Exchange Commission. The Registrant does not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Alfred J. Castino	(415)	507-5000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

Form 10-Q for the quarter ended July 31, 2006

Form 10-Q for the quarter ended October 31, 2006

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☐ No*

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

* Because of the review regarding the Registrant’s stock option grant practices and related restatement of previous financial statements discussed in Part III above, the Registrant has not checked either box in Part IV subsection 3, as it is not possible at this time for the Registrant to determine whether any significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statements to be included in the annual report on Form 10-K for the fiscal year ended January 31, 2007.

Autodesk, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 2, 2007	By:	/s/ Alfred J. Castino
		Name:	Alfred J. Castino
		Title:	Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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